PETRICHOR CORP.

18801 Collins Ave., Ste. 102-252

Sunny Isles Beach, FL 33160

Tel. (702) 605-0610

Email: petrichorcorp@gmail.com

November 4, 2014

Ms. Lilyanna Peyser,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Petrichor Corp.

Registration Statement on Form S-1

Filed September 26, 2014

File No. 333-198969

Dear Ms. Lilyanna Peyser:

Petrichor Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated October 24, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 26, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. It appears that you are a shell company as defined by Rule 405 under the Securities Act of 1933, as amended, because you have assets consisting solely of cash and have no or nominal operations. Accordingly, please revise your registration statement, including the prospectus cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences to your company associated with the fact that you are a shell company, including the potential reduced liquidity or the illiquidity of your securities, the restrictions on your ability to utilize registration statements on Form S-8, and the limitations on the ability of your security holders to use Rule 144 under the Securities Act. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

Our response:  We do not believe that Petrichor Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Petrichor Corp. can be classified as having “no or nominal operations”.  Our management has specific education and background experience in our line of business as stated in the S-1. From inception, Petrichor Corp. devoted a significant amount of time to the development of its business. Since inception, the company has actively pursued its business plan, which is inconsistent with the business plan of a shell company. Additionally, we have registered a web domain and recognized the $1,560 of revenue. We have also started to search for freelancer translators. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act in view of the following:

- your are issuing penny stock;

- you do not have an office or place of business other than that provided by your President;

- you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- you have a net loss of $256 to date and have not generated any revenues to date;  1,560

- you have assets consisting only of cash; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

We note on page 14 that you have “no current plans to merge with another operating company.” However, in the adopting release of Rule 419, the Commission stated, “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose, if true, that you are not a blank check company and that your business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity or person. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Our Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is web-based human translation. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Also, we believe the company is not a blank check company, because since inception, the company has actively pursued its business plan. To date, we have formed the Company, developed our business plan and registered a web domain. As of today, we have also recognized the $1,560 of revenue which was prominently disclosed in the registration statement. Our assets consists not only of cash, but also a computer which was purchased in second quarter. Further, we included a statement on the cover page of the prospectus that we are not a blank check company and that our business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity or person.

3. Throughout the filing you refer to yourself as a “development stage company.” Reference is made to page F-7 which states that you early adopted ASC 2014-10 which removes the distinction between development stage entities and other reporting entities. Given the early adoption, please tell us your consideration of not referring to yourself as a “development stage company.”

Our Response: We revised our financial statement to delete the early adoption statement as we are a “development stage company.”

Prospectus Summary, page 5

4. We note your statement that you expect operations to begin to generate revenue within 8-12 months after completion of the offering. Please revise to clarify that you might not raise any or sufficient funds in the offering to begin operations.

Our Response: We have revised to clarify that we might not raise any or sufficient funds in the offering to begin operations.

The Offering, page 5

5. Under “Securities Issued and Outstanding,” you state you will have 5,300,000 shares outstanding if all the shares in this offering are sold, however it appears that you will have 10,000,000 shares outstanding in such case. Please revise or advise.

Our Response: We have revised to state that we will have 10,000,000 shares outstanding in such case.

Management’s Discussion and Analysis or Plan of Operation, page 13

6. We note your statement that “[w]e believe that we will be able to raise enough money through this offering to continue our proposed operations but we cannot guarantee that once we continue operations we will stay in business after doing so.” Please revise this statement given that you have not yet begun operations and therefore have no operations to “continue,” and to clarify that you may not raise any or sufficient funds in the offering to begin operations.

Our Response: We have revised this statement in accordance with the comments of the commission and clarified that we may not raise any or sufficient funds in the offering to begin operations.

7. We note your disclosure on page 15 that, upon completion of the offering, you “plan to set up an office and acquire the necessary equipment to continue operations,” however on page 20 you state that your “current space is sufficient for your operations.” These statements appear to be inconsistent. Considering you say she is providing the office space to you, if the address you have provided is actually a mailing address or Ms. Shokhina’s personal address, then please state as much.

Our Response: We have revised this disclosure and have disclosed that the address we have provided is actually Ms. Shokhina’s personal address.

8. Please remove the second bullet point under the second full paragraph of this section and second bullet point under the first paragraph on page nine which state that you will not be required to provide an auditor attestation with respect to management’s report on the effectiveness of your internal controls over financial reporting or explain why this disclosure is needed.

Our Response: We have removed the second bullet point under the second full paragraph of this section and second bullet point under the first paragraph on page nine which state that we will not be required to provide an auditor attestation with respect to management’s report on the effectiveness of our internal controls over financial reporting.

Liquidity and Capital Resources, page 16

9. Please provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations.

Our Response: We have provided disclosure describing our rate of negative cash flow per month and the period that available cash can sustain our current operations.

Financial Statements, page F-2

10. Please update your financial statements and related financial information included in the filing. Refer to Rule 8-08 of Regulation S-X.

Our Response: We have filed updated financial statements and related financial information with the Amendment #1 to S-1 registration statement.

Notes to Financial Statements, page F-6

Note 2 – Going Concern, page F-8

11. We note a principle cash inflow was a loan from a related party yet there is no discussion of similar loans as a part of management’s viable plans. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Our Response: We have revise Note 2 of the Financial Statement to disclose our viable plans to overcome such difficulties.

Please direct any further comments or questions you may have to the company at petrichorcorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Shokhina

Liudmila Shokhina, President